SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 January 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 07 January 2005
99.2	Notification of Interest dated 11 January 2005
99.3	Notification of Interest dated 14 January 2005
99.4	Director Shareholding dated 18 January 2005
99.5	Appointment Date of CEO dated 19 January 2005

EXHIBIT 99.1

7 January 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 652.6875p per share.

EXHIBIT 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fund	Holding
Scottish Widows Investment Partnership	16,051,860
Lloyds TSB Private Banking	5,311,037
Lloyds TSB Luxembourg	57,488
Lloyds TSB Jersey Offshore	16,913
Total	21,437,298

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

Not advised

11) Date company informed

10 January 2005

12) Total holding following this notification

21,437,298

13) Total percentage holding of issued class following this notification

3.444%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

11 January 2005

EXHIBIT 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG and its subsidiary companies

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

Not advised

11) Date company informed

13 January 2005

12) Total holding following this notification

Not advised

13) Total percentage holding of issued class following this notification

No longer holds a notifiable interest in the Company, i.e. below 3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

14 January 2005

EXHIBIT 99.4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under an Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

14,192

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.12 each

12. Price per share

N/A

13. Date of transactions

17 January 2005

14. Date company informed

17 January 2005

15. Total holding in the Trust following this notification

2,976,173 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

18 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

EXHIBIT 99.5

19 January 2005

INTERCONTINENTAL HOTELS GROUP

Appointment of Chief Executive

Following the announcement of 14 December 2004, InterContinental Hotels Group PLC is pleased to confirm that Andrew Cosslett will take up his appointment as Chief Executive of the Company with effect from 3 February 2005.

- Ends -

For further information, please contact:

Investor Relations (Gavin Flynn):	+44 (0) 1753 410 176
+44 (0) 7808 098 972
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Notes:

1.	Andrew Cosslett

Andrew Cosslett joins InterContinental Hotels Group from Cadbury Schweppes PLC, where most recently he held the position of President, Europe, Middle East and Africa a region accounting for some 30% of the Group's sales and 40% of its assets. He had been with Cadbury Schweppes PLC for 14 years, occupying a variety of senior roles including Chairman Cadbury Schweppes Australia, CEO of the Asia Pacific confectionery business and Managing Director, Great Britain & Ireland. He joined the company in 1990 as Marketing Director, Schweppes GB.

Prior to this, Andrew was with Unilever PLC between 1979 and 1990 and held a variety of marketing roles on the foods side.

He has a BA in Economics, and an MA in European Studies from the University of Manchester. He is a non-Executive Director of Duchy Originals Ltd.

2.	InterContinental Hotels Group PLC

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

High resolution images of Andrew Cosslett are available for the media to download free of charge at www.vismedia-online.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 January, 2005